UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 18, 2022, entitled "Equinor files Form 20-F and presents annual and sustainability reports for 2021".

Equinor files Form 20-F and presents annual and sustainability reports for 2021

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Equinor ASA announces that on 18 March 2022 it filed with the Securities and Exchange Commission its 2021 Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2021.

The Equinor 2021 Annual Report and Form 20-F may be downloaded from Equinor's website at www.equinor.com. References to this document or other documents on Equinor's website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Equinor may be obtained from the SEC's website at www.sec.gov.

Shareholders may also request a hard copy of the annual report free of charge at www.equinor.com.

Further information:

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Press
Ola Morten Aanestad, press spokesperson Media Relations,
+47 480 80 212(mobile)

This information is subject to disclosure obligations pursuant to the EU Market Abuse Regulation, ref. section 3-1 in the Norwegian Securities Trading Act, and section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 18, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer